UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Explanatory note
This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Deutsche Bank AG: Deutsche Bank anticipates first-quarter 2008 mark-downs in the region of EUR 2.5 billion in key areas
Josef Ackermann, Chairman of the Management Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today addressed an investor conference in London. In his remarks, he commented on the operating environment during the first quarter of 2008, Deutsche Bank’s positions in key areas, and the financial impact of these positions.
As already indicated in Deutsche Bank’s 2007 Financial Report, published on 26 March 2008, markets remained difficult early in 2008. Conditions have become significantly more challenging during the last few weeks. Reflecting this environment, Deutsche Bank anticipates in the first quarter 2008 mark-downs in the region of EUR 2.5 billion, related to leveraged loans and loan commitments, commercial real estate, and residential mortgage-backed securities (principally Alt-A).
Deutsche Bank nevertheless expects a BIS Tier 1 capital ratio at the end of the first quarter 2008 of between 8 and 9%, consistent with the bank’s published targets.
Deutsche Bank will publish its first-quarter 2008 Earnings Release and Interim Report as scheduled on 29 April 2008.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: April 1, 2008	By:	/s/ Edelmann
		Name:	Martin Edelmann
		Title:	Managing Director and Head of Finance -- Group

	By:	/s/ M. Otto
		Name:	Mathias Otto
		Title:	Managing Director and Deputy General Counsel Germany, Central & Eastern Europe